[Munger, Tolles & Olson LLP Letterhead]
March 11, 2011

VIA EDGAR AND FEDERAL EXPRESS	WRITER’S DIRECT LINE
(213) 683-9144
(213) 683-5144 FAX
U.S. Securities and Exchange Commission	Mark.Kim@mto.com
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Pamela Long Ms. Chambre Malone Mr. Kevin Stertzel Ms. Anne McConnell Ms. Jennifer Hardy

Re:	Air Lease Corporation
Registration Statement on Form S-1
File No. 333-171734, initially filed on January 14, 2011
Amendment No. 1 filed on February 14, 2011
Amendment No. 2 filed on February 22, 2011
Amendment No. 3 filed on March 7, 2011
Amendment No. 4 filed on March 11, 2011
Ladies and Gentlemen:
          On behalf of Air Lease Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated March 7, 2011 relating to the above-referenced registration statement (the “Registration Statement”) filed with the Commission on Form S-1 (File No. 333-171734) on January 14, 2011, amended by exhibits-only filings on February 14, 2011

Munger, Tolles & Olson LLP
U.S. Securities and Exchange Commission
March 11, 2011

and March 7, 2011, and amended on February 22, 2011 (the Registration Statement as amended on February 22, 2011, “Amendment No. 2”).
          The Company is concurrently filing via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing five (5) blacklined copies, complete with exhibits, of Amendment No. 4, marked to show changes from Amendment No. 2 filed on February 22, 2011.
          In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Registration Statement. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of Amendment No. 4.
General
1.	We note that you have requested confidential treatment for portions of several exhibits filed with your registration statement. We will send our comments on your confidential treatment applications under separate cover. Please be advised that we will not accept a request for acceleration until all comments on the confidential treatment applications are resolved.

RESPONSE TO COMMENT 1

The Company respectfully acknowledges the Staff’s comment.

2.	We note from pages 1, 4, 75 and 77 of your Form S-1 that you lease aircraft to airline customers in the Middle East and Africa. Iran and Syria, located in the Middle East, and Sudan, located in Africa, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form S-1 does not include disclosure regarding contacts with Iran, Syria or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries, lessees, customers or other direct or indirect arrangements. In this respect, we note from your Form S-1 and from your website that you lease planes to Saudi Arabia’s Air Arabia and UAE’s Etihad Airways and note from each of these company’s websites that they fly to cities in Iran, Syria and Sudan. Your response should describe any services or products you have provided to Iran, Syria or Sudan and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by these governments.

Munger, Tolles & Olson LLP
U.S. Securities and Exchange Commission
March 11, 2011

RESPONSE TO COMMENT 2
          The Company respectfully advises the Staff that it has, and has had, no contact with Iran, Syria or Sudan, the governments of Iran, Syria or Sudan, or entities controlled by these governments regarding any commercial agreements, arrangements, services or products, nor does it anticipate having any such contact while current U.S. economic sanctions and export controls remain in place.
3.	Please tell us whether your agreements with Air Arabia, Etihad Airways and other customers prohibit the use of aircraft leased from you on routes serving Iran, Syria and/or Sudan and if not, whether to the best of your knowledge, understanding and belief your aircraft are used or will be used on such routes.

RESPONSE TO COMMENT 3
          The Company’s form aircraft lease agreement prohibits the use or operation of aircraft in violation of any applicable law. The agreement further prohibits the lessee from causing aircraft to be flown or transported to any airport or jurisdiction if so doing would violate any applicable law. The one Airbus aircraft on lease to Air Arabia LLC (organized in the United Arab Emirates) and the one Airbus aircraft on lease to Etihad Airways PJSC (also organized in the United Arab Emirates) were subject to already existing leases at the time they were acquired by the Company. The Air Arabia lease requires the lessee (i) to comply with all applicable laws, including all laws applicable to the Company, (ii) to ensure that the aircraft is not used for any illegal purpose and (iii) to not cause or permit the aircraft to proceed to, or remain at, any country to which the export and/or use of Airbus aircraft is not permitted under any sanction orders or legislation promulgated by any country having jurisdiction over the Company. The Etihad Airways lease was amended and restated and contains provisions substantially similar to the provisions from the Company’s form aircraft lease agreement described above.
Prospectus summary, page 1
Operations to date, page 2
Aircraft purchase commitments, page 2
4.	We note your response to comment 12 in our letter dated February 10, 2011. However, please confirm to us that there are currently no significant probable acquisitions for which historical financial statements could be required.

RESPONSE TO COMMENT 4
          The Company respectfully refers the Staff to its response to comment 37 set forth in its letter to the Staff dated February 22, 2011. Based on the principles supporting the analysis set forth in the Company’s response to comment 37, the Company advises the Staff that it has

Munger, Tolles & Olson LLP
U.S. Securities and Exchange Commission
March 11, 2011

concluded that there are currently no significant probable acquisitions of aircraft for which historical financial statements would be required.
Enter into strategic ventures, page 4
5.	We note your response to comment 15 in our letter dated February 10, 2011. Please revise your disclosure in this section to include the information contained in your response.

RESPONSE TO COMMENT 5
          The Company has revised the disclosure on pages 4 and 84 to reflect the Staff’s comment.
Increases in fuel costs could materially adversely affect our leases and by extension the demand for our aircraft, page 34
6.	We note your discussion of the risk of fuel cost increases “that could occur in the future” and your reference to the high cost of fuel in 2008. Please revise your disclosure to discuss how your business has been, is or may be impacted by the current rising oil prices, which have reportedly risen to levels not seen since 2008. For example, we note recent news reports that the IATA has downgraded its 2011 airline profitability forecast. Please further discuss the increasing pressure on the world oil supply due to the ongoing unrest in Libya and the Middle East and how those current conflicts may impact fuel costs, which may in turn adversely impact demand for your aircraft.

RESPONSE TO COMMENT 6
          The Company has revised the disclosure on pages 8 and 34 to reflect the Staff’s comment.
Provisions in Delaware law and our restated certificate of incorporation and amended and restated bylaws . . . , page 41
7.	We note your disclosure in the last paragraph on page 134. Please revise this risk factor to also reference the forum selection clause in your amended and restated bylaws.

RESPONSE TO COMMENT 7
          The Company has revised the disclosure on page 42 to reflect the Staff’s comment.
Use of proceeds, page 43
8.	We note your response to comment 21 in our letter dated February 10, 2011. Please revise your disclosure to include the factors you list in your response.

Munger, Tolles & Olson LLP
U.S. Securities and Exchange Commission
March 11, 2011

RESPONSE TO COMMENT 8
          The Company has revised the disclosure on page 44 to reflect the Staff’s comment.
Overview of the aircraft leasing industry, page 63
Worldwide airline industry outlook, page 64
9.	We note that you have shifted your discussion in this section from primarily discussing the airline industry’s profitability to focusing on the growth rates for passenger and cargo traffic. Please tell us what consideration you have given to disclosing, in quantitative terms, that IATA’s current 2011 airline profitability forecast represents a significant decrease from the actual reported 2010 airline industry net profits of approximately $16 billion. Please also tell us your basis for concluding that this information is not material to potential investors in your company.

RESPONSE TO COMMENT 9
          The Company has received a revised report from AVITAS that, among other things, compares IATA’s March 2011 estimate of 2010 airline profitability with its March 2011 airline profitability forecast, and has reflected that revised report in the section of the prospectus titled “Overview of the aircraft leasing industry—Worldwide airline industry outlook.” Specifically, the disclosure on pages 68–70 has been revised to more fully address the topic of forecasted airline industry profitability. In addition, the Company has also revised the disclosure on page 54.
Executive compensation, page 100
Elements of the executive compensation program, page 103
Annual bonus, page 103
10.	We note your response to comment 30 in our letter dated February 10, 2011 and your revised disclosure in the third paragraph on page 103. We reissue the comment. Please note that we are requesting disclosure of the company financial performance targets and individual objectives applicable to each named executive officer with respect to the annual bonuses awarded for 2010. Please refer to Items 402(a)(4), (b)(2)(v) and (b)(2)(vii) of Regulation S-K. Please also disclose the actual results with respect to each performance target and individual objective for each named executive officer.

Munger, Tolles & Olson LLP
U.S. Securities and Exchange Commission
March 11, 2011

RESPONSE TO COMMENT 10
          The Company has revised the disclosure on page 107 to reflect the Staff’s comment.
11.	Please disclose when the annual bonuses were awarded to the named executive officers and how the compensation committee determined when to grant the awards. See Item 402(b)(2)(iv) of Regulation S-K.

RESPONSE TO COMMENT 11
          The Company has revised the disclosure on pages 107–108 to reflect the Staff’s comment.
Employment agreements and arrangements, page 110
12.	We note your disclosure in the second and third paragraphs on page 112 regarding the 2011 base salary increases for Mr. Levy and Mr. Chen. Please revise your disclosures with respect to Mr. Levy and Mr. Chen on page 112 to specifically disclose why their base salaries were increased for 2011.

RESPONSE TO COMMENT 12
          The Company has revised the disclosure on page 117 to reflect the Staff’s comment.
Certain material U.S. federal income tax considerations . . . , page 139
13.	We note your response to comment 34 in our letter dated February 10, 2011. Please delete “certain” from the title of this section and in the first sentence as it implies that you are only discussing some, but not all, of the material tax consequences.

RESPONSE TO COMMENT 13
          The Company has revised the disclosure on page 144 to reflect the Staff’s comment.
Consolidated Financial Statements
Consolidated Statement of Cash Flows, page F-6
14.	We note your response to comment 37 in our letter dated February 10, 2011. However, in order for investors to fully understand why historical financial statements have not been presented, we continue to believe that you should provide additional disclosures in MD&A that better explain the transactions that resulted in the acquisition of your current fleet, as noted in your response. It appears to us that your disclosures should include: the number of aircraft you acquired subject to existing

Munger, Tolles & Olson LLP
U.S. Securities and Exchange Commission
March 11, 2011

leases; the number of owners and operators from who you acquired aircraft; and the size ranges of your individual acquisition transactions.

RESPONSE TO COMMENT 14
          The Company has revised the disclosure on page 53 to reflect the Staff’s comment.
Note 1 - Summary of Significant Accounting Policies, page F-7
c. Rental of Flight Equipment, page F-7
15.	We note your response to comment 39 in our letter dated February 10, 2011. However, we continue to believe that you should provide additional disclosures under critical accounting policies in MD&A that better explain when and how you determine the portion of supplemental maintenance rent that you are virtually certain will not be reimbursed to the lessee, as noted in your response.

RESPONSE TO COMMENT 15
          The Company has revised the disclosure on pages 61–63 to reflect the Staff’s comment.
          Please do not hesitate to contact Rob Knauss at (213) 683-9137 or me at (213) 683-9144 with any questions or comments regarding this response letter or Amendment No. 4. Thank you for your assistance.
Respectfully submitted,
/s/ Mark H. Kim
Mark H. Kim
Encls.

cc:	Steven F. Udvar-Házy, Chairman and Chief Executive Officer (w/o encls.)
John L. Plueger, President and Chief Operating Officer (w/o encls.)
Grant A. Levy, Executive Vice President, General Counsel and Secretary (w/o encls.)
Robert B. Knauss, Munger, Tolles & Olson LLP (w/o encls.)
Joseph A. Hall, Davis Polk & Wardwell LLP (w/o encls.)